June 2, 2025

Aaron Rosenberg
Chief Financial Officer
BeOne Medicines Ltd.
c/o Mourant Governance Services (Cayman) Limited
94 Solaris Avenue, Camana Bay

       Re: BeOne Medicines Ltd.
           Form 10-K for the Fiscal Year Ended December 31, 2024
           File No. 001-3786
Dear Aaron Rosenberg:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2024
Notes to the Consolidated Financial Statements
3. Collaborative and Licensing Arrangements, page 151

1. You disclose that other collaboration revenue consists primarily of revenue under the
       Novartis broad markets agreement and, beginning in 2024, royalty revenue under the
       Amgen collaboration agreement. Please revise your future filings to clarify the products to which the Amgen royalty revenue relates. In this regard, your disclosure on page 153 indicates that beginning in October 2019 you were responsible for the commercialization of XGEVA, KYPROLIS and BLINCYTO in China for a period of five to seven years, and that following the commercialization period you have the right to retain one product and receive royalties on sales in China for an additional five years on the products not retained. Clarify whether the commercialization period has ended for any of these products and if not, to which products the royalty revenue relates.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 June 2, 2025
Page 2

      Please contact Bonnie Baynes at 202-551-4924 or Angela Connell at
202-551-
3426 with any questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Life Sciences